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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          (AMENDMENT NO. ___________)*



                                  DIATIDE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   252842-10-9
                               -------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
              (Date of Event Which Requires Filing This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
               [   ] Rule 13d-1(b)
               [ X ] Rule 13d-1(c)
               [   ] Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed " for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 pages
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CUSIP No.  252842-10-9

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

         1.    Names of Reporting Persons.
               I.R.S. Identification Nos.  of above persons (entities only).

               BB MEDTECH AG
----------------------------------------------------------------------------------------------

         2.    Check the Appropriate Box if a Member of a Group (See Instructions)
               (a)

               (b)
----------------------------------------------------------------------------------------------

         3.    SEC  Use Only
----------------------------------------------------------------------------------------------

         4.    Citizenship or Place of Organization
                        SWITZERLAND
==============================================================================================
Number of            5.   Sole Voting Power
Shares Bene-                        -0-
ficially             -------------------------------------------------------------------------
Owned by Each
Reporting            6.   Shared Voting Power
Person With:
                                    1,450,346
                     -------------------------------------------------------------------------

                     7.   Sole Dispositive Power

                                    -0-

                     -------------------------------------------------------------------------

                     8.   Shared Dispositive Power

                                    1,450,346


==============================================================================================
         9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,450,346 SHARES OF COMMON STOCK

        10.    Check if the Aggregate Amount in Row (11) Excludes Certain shares

        11.    Percent of Class Represented by amount in Row (11)
                           13.4%
 ---------------------------------------------------------------------------------------------
        12.    Type of Reporting Person (See Instructions)    HC, CO
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


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CUSIP No.  252842-10-9

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
         1.    Names of Reporting Persons.
               I.R.S. Identification Nos.  of above persons (entities only).

                    MEDSOURCE S.A.

----------------------------------------------------------------------------------------------

         2.    Check the Appropriate Box if a Member of a Group
               (a)
               (b)
----------------------------------------------------------------------------------------------

         3.    SEC  Use Only
----------------------------------------------------------------------------------------------

         4.    Citizenship or Place of Organization
                    PANAMA

==============================================================================================
Number of            5.   Sole Voting Power
Shares Bene-                        -0-
ficially             -------------------------------------------------------------------------
Owned by Each
Reporting            6.   Shared Voting Power
Person With:
                                    1,450,346

                     -------------------------------------------------------------------------
                     7.   Sole Dispositive Power

                                    -0-

                     -------------------------------------------------------------------------

                     8.   Shared Dispositive Power

                                    1,450,346


==============================================================================================
         9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                           1,450,346 SHARES OF COMMON STOCK

        10.    Check if the Aggregate Amount in Row (11) Excludes Certain shares

        11.    Percent of Class Represented by amount in Row (11)
                           13.4%

---------------------------------------------------------------------------------------------
        12.    Type of Reporting Person
                           CO
---------------------------------------------------------------------------------------------


                                Page 3 of 8 pages
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ITEM 1.

     (a) Name of Issuer
               DIATIDE, INC.


     (b) Address of Issuer's Principal Executive Offices
               NINE DELTA DRIVE
               LONDONBERRY, NH  03053


ITEM 2.

     (a) Name of Person Filing
               BB Medtech AG ("BB Medtech")
               Medsource S.A.  (" Medsource")


     (b) Address of Principal Business Office or, if none, Residence
               BB Medtech                                   Medsource
               Vordergasse 3                                Swiss Bank Tower
               8200 Schaffhausen                            Panama 1
               CH/Switzerland                               Republic of  Panama


     (c) Citizenship
               See Item No. 4 of cover pages.


     (d) Title of Class of Securities
               Common Stock, Par Value $.001 Per Share


     (e) CUSIP Number
               252842-10-9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR
        240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [   ] Broker or dealer registered under section 15 of the Act
               (15 U.S.C. 78o).

     (b) [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [   ] Insurance company as defined in section 3(a)(19) of the Act
               (15 U.S.C. 78c).


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     (d) [   ] Investment company registered under section 8 of the Investment
               Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [   ] An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E);

     (f) [   ] An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F);

     (g) [   ] A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G);

     (h) [   ] A savings associations as defined in Section 3(b) of the
               Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
               Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [   ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4.   OWNERSHIP

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
                1,450,346


     (b) Percent of class:
                 13.3%


     (c) Number of shares as to which the person has:


              (i)   Sole power to vote or to direct the vote
                           -0-


              (ii)  Shared power to vote or to direct the vote 1,450,346


              (iii) Sole power to dispose or to direct the disposition of


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                           -0-

               (iv) Shared power to dispose or to direct the disposition of
                           1,450,346

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
           THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           This statement is filed jointly by BB Medtech and Medsource.
Medsource is a wholly-owned subsidiary of BB Medtech.

 ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.

ITEM 9.

           Not applicable.

ITEM 10.   CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

           After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
                                                     BB MEDTECH AG

Date:   July 7, 1998                                 By:      /s/ H. Jorg Graf
                                                              -----------------

                                                     Name:    H. Jorg Graf


Date:   July 7, 1998                                 By:      /s/ Dr. Cyrill Zimmermann
                                                              -------------------------

                                                     Name:     Dr. Cyrill Zimmermann


                                                     MEDSOURCE S.A.

Date:   July 7, 1998                                 By:      /s/ H. Jorg Graf
                                                              ----------------

                                                     Name:    H. Jorg Graf


Date:   July 7, 1998                                 By:      /s/ Dr. Cyrill Zimmermann
                                                              -------------------------

                                                     Name:     Dr. Cyrill Zimmermann


                                Page 7 of 8 pages
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                                  EXHIBIT INDEX

Exhibit 1: Translation of minutes of the March 4, 1996 Board of Directors meeting of Medsource (evidencing a Power of Attorney in favor of Victor Bischoff, Dr. Daniel Bugmann, and H. Jorg Graf).*

Exhibit 2: Translation of evidence of Power of Attorney in favor of Dr. Daniel Bugmann, Cyrill Zimmermann, H. Jorg Graf on behalf of BB Medtech.*

Exhibit 3: Agreement by and between BB Medtech and Medsource with respect to the filing of this disclosure statement.





---------------------
*    See Powers of Attorney, previously filed as Exhibits 1 and 2 to the
     Schedule 13D related to Diatide, Inc. filed with the Securities and Exchange Commission on July 7, 1998, which Exhibits are incorporated by reference herein.


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